Mail Stop 3561
							August 8, 2005


Mr. Dan Crow
Vice President and Chief Financial Officer
Hastings Entertainment, Inc.
3601 Plains Boulevard
Amarillo, Texas 79102

		RE:	Hastings Entertainment, Inc.
			Form 10-K for Fiscal Year Ended January 31, 2005
			Filed May 2, 2005
			Form 10-Q for Quarterly Period Ended April 30, 2005
			File No. 000-24381

Dear Mr. Crow:

	We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended January 31, 2005

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 15

Results of Operations, page 20

Fiscal 2004 Compared to Fiscal 2003, page 21

1. Where you identify intermediate causes of changes in your operating results, in future filings please also describe the reasons underlying the intermediate causes. For example, you indicate that sales increased in fiscal year 2004 primarily due to a 5% increase in same store revenues. You should elaborate to explain why same stores sales for each individual merchandise category are increasing.
You
should also explain why rental and sell-through revenues from all video and video game products increased in fiscal 2004. Additionally, your disclosures should indicate whether you expect identified trends in your historical operating results to continue into the future and why or why not. See SEC Release No. 33-8350.

Contractual Obligations Table, page 25

2. Please revise your contractual obligations table in future filings to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe interest payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to an understanding of your cash requirements. See
Section IV.A and footnote 46 to the Commission`s MD&A Guidance issued
December 19, 2003 available at www.sec.gov.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page 32

3. Please tell us where the cash inflows related to retail sales of
rental videos converted to sales merchandise are included in your statements of cash flows. Also tell us in detail how your classification complies with GAAP and specifically SFAS 95. In this connection, it appears that the cash flows from the retail sales of
the rental videos may be treated as operating cash inflows; yet we note that the cash outflows related to the purchase of these rental videos are classified as investing cash outflows. Tell us why you believe this treatment is consistent with paragraph 16(c) of SFAS 95 regarding sales of productive assets and also paragraph 24 of SFAS
95
regarding cash receipts and payments having aspects of more than one class of cash flows. We may have further comment.

4. Pursuant to paragraph 32 of SFAS 95, please disclose in future filings the amount of the noncash transfer from rental video fixed assets to previously viewed video inventory.

Notes to Consolidated Financial Statements, page 33

General

5. Please refer to paragraph 26 of SFAS 131 and disclose in future filings the factors used to determine that you have one reportable segment. Ensure the disclosure is clear in terms of how you manage your business and whether your in-store sales and internet sales represent separate operating segments that have been aggregated into one reportable segment or whether both of these retail formats is managed as one operating segment. Show us how the disclosure will read in future filings.

6. In future filings please disclose the types of expenses that you include in the merchandise cost of revenue and rental video cost of revenue line items and the types of expenses that you include within selling, general and administrative expenses. In doing so, please disclose specifically whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs and the other costs of your distribution network in merchandise cost of revenue and rental video cost of revenue. If you currently exclude a significant portion of these costs from merchandise cost of revenue and rental video cost of revenue, please provide cautionary disclosure in MD&A that your gross margins may not be comparable to others, since some entities include all of the rental video asset depreciation expense and costs related to their distribution network in cost of revenues and others exclude a portion of them from gross margin, including them instead in other operating expense line items. To the extent the excluded costs are material to your operating results, quantify these amounts in MD&A.
If you determine that these amounts are immaterial for disclosure, please provide us with your qualitative and quantitative assessment of materiality for all periods presented.

Note 1. Operations and Summary of Significant Accounting Policies, page 33

Note 1(h). Property and Equipment, page 34

7. Please tell us your consideration of disaggregating your rental video assets into separate depreciation pools for categories such as new release DVDs, new release VHS tapes, catalog DVDs, catalog VHS tapes, and video games. Also tell us your consideration of the potential impact such disaggregation would have on your financial statements.

Note 4.  Accrued Expenses and Other Current Liabilities, page 38

8. We note you record an allowance for estimated costs related to merchandise to be returned to suppliers for which credit from the supplier is pending. You state that it is reasonably possible that your estimate of the ultimate settlement with your suppliers may change. Please confirm to us that this allowance is only relieved upon return of the related inventory, and not based on changes in management`s judgment. In this regard please note that inventory should be recorded at the lower of cost or market. The write down of inventory creates a new cost basis which cannot subsequently be marked up based on changes in the underlying facts and circumstances.
Refer to SAB Topic 5:BB.

Financial Statement Schedule II, page 52

9. In future filings please revise Schedule II to include your allowance for sales returns, if material. Refer to Rules 5-04 and 12-09 of Regulation S-X.

Exhibits 31.1 and 31.2

10. Please confirm that the inclusion of your CEO and CFO`s title was not intended to limit the capacity in which such individuals provided the certifications. In the future, eliminate reference to the CEO and CFO`s titles in the introductory paragraph of the certifications to conform to the format provided in Item 601(b)(31) of Regulation S-
K.

Form 10-Q for Quarterly Period Ended April 30, 2005

Item 4. Controls and Procedures

11. Please revise your future disclosures regarding your principal executive and financial officers` conclusion as to the effectiveness of your disclosure controls and procedures to ensure it encompasses the entire definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e). Your current disclosure does not achieve this objective. Also confirm to us that your disclosures regarding the effectiveness of your disclosure controls and procedures are still accurate considering the entire definition of disclosure controls and procedures, or otherwise amend this Form
10-Q accordingly.

12. Please revise your future filings to provide an unqualified statement as to whether there were any changes during your most recent fiscal quarter in your internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, your internal controls and procedures over financial reporting. Your current disclosure, which states that "except as described above," there were no changes in your internal control over financial reporting is not sufficient in this regard.

	Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, direct your questions to Robyn Manuel at (202) 551-3823.
Any other questions may be directed to me at (202) 551-3843.

								Sincerely,



								George F. Ohsiek, Jr.
								Branch Chief

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Mr. Dan Crow
Hastings Entertainment, Inc.
August 8, 2005
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